EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Atmos Energy Corporation for the registration of $900 million of debt and equity securities and to the incorporation by reference therein of our report dated November 18, 2008, with respect to the consolidated financial statements and schedule of Atmos Energy Corporation, and the effectiveness of internal control over financial reporting of Atmos Energy Corporation, included in its Annual Report (Form 10-K) for the year ended September 30, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
March 20, 2009